December 31, 2014

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Dais Analytic Corporation

Preliminary Proxy Statement on Schedule 14A

Filed December 10, 2014

File No. 0-53554

Dear Ms. Long:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated December 23, 2014 (the "Comment Letter"), to Dais Analytic Corporation (the “Company”), concerning the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“SEC”) on December 10, 2014.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. On behalf of the Company, the following are our responses to the SEC’s comments:

General

1. File a form of preliminary proxy as required by Rule 14a-6(a) of Regulation 14A under the Exchange Act. Ensure that the form of preliminary proxy is marked clearly as “Preliminary Copy.” See Rule 14a-6(e)(1) of Regulation 14A under the Exchange Act.

The Company has marked the preliminary clearly as Preliminary copy and complied with Rule 14a-6(a) of Regulation 14A.

Director Independence, page 8

2. Disclosure in the first sentence that you have one independent director is inconsistent with disclosure in the second sentence that your independent directors are Messrs. Robert W. Schwartz and Thomas E. Turner. Please reconcile the disclosures.

The disclosure has been revised to indicate that both Messrs. Robert W. Schwartz and Thomas E. Turner are indicated as independent directors.

1

Executive Compensation, page 10

3. Provide the disclosure on shareholder approval of executive compensation required by Item 24 of Schedule 14A.

We have added the proposals on shareholder approval of executive compensation required by Item 24 of Schedule 14A.

Proposal 3, page 17

4. It appears that you have combined multiple matters in proposal 3. Rule 14a-4(a)(3) under the Exchange Act requires that you identify clearly and impartially each separate matter upon which you intend to act whether or not related to or conditioned on the approval of other matters. Unbundle proposal 3 so that the increase in the number of authorized shares of common stock and the increase in the number of authorized shares of preferred stock are two separate proposals. If any proposals are mutually conditioned, so indicate. Additionally, disclose the effect of a negative vote on the related proposals.

The Company has decided to only increase the preferred stock. The effect of a negative vote on the proposal was added to the preliminary proxy statement.

Available Information, page 23

5. We note the forward incorporation language “any documents filed…after the date of this proxy statement and before the date of the Annual Meeting” in the third paragraph. Note D.1. of Schedule 14A requires that the proxy statement lists the documents or portions of documents incorporated by reference. Please revise to remove the implication of forward incorporation of any documents into the proxy statement.

The implication of forward incorporation was removed from the preliminary proxy statement.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely,

By:	/s/ Peter DiChiara
Peter DiChiara

2

December 31, 2014

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Dais Analytic Corporation

Preliminary Proxy Statement on Schedule 14A

Filed December 10, 2014

File No. 0-53554

Dear Ms. Long:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated December 23, 2014 (the "Comment Letter"), to Dais Analytic Corporation (the “Company”), concerning the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“Commission”) on December 10, 2014.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Timothy N. Tangredi
Timothy N. Tangredi
Chief Executive Officer